HIGHLIGHTS

Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and six months ended June 30, 2007.

Financial Highlights

•

Gentry’s gross revenue for the three months ended June 30, 2007 was $17,118,096 compared to $18,105,359 in the comparative period of 2006. For the six months ended June 30, 2007, gross revenue was $32,841,629, compared to $35,761,357 recorded a year ago.

•

Funds flow from operations for the second quarter of 2007 was $6,901,850 ($0.15 per share), compared to $9,481,076 ($0.25 per share) recorded in the second quarter of 2006. For the first half of 2007, funds flow from operations was $13,342,359 ($0.32 per share), compared to $18,484,860 ($.048 per share) recorded in the first half of 2006.

•

Gentry recorded a net loss of $410,794 ($0.01 per share) in the second quarter of 2007 versus a gain of $1,638,916 ($0.04 per share) in the second quarter of 2006. The Company’s net loss for the six months ended June 30, 2007 was $256,427 ($0.01 per share) compared to a gain of $3,584,118 ($0.09 per share) recorded in the first six months of 2006.

•

Gentry’s capital expenditures for the three-month period ended June 30, 2007, were $7,832,678, excluding the corporate acquisition, versus $7,395,906 in the comparative period. Gentry’s capital program for the first six months of the year was $18,380,122 compared to the $19,523,857 spent in the first six months of 2006.

•

On April 30, 2007, Gentry announced a significant $74.25 million acquisition (the “Acquisition”) which expanded the Company’s operations into two new core geographic areas with high impact drilling potential – Central Alberta and the Peace River Arch.  This transaction closed on May 31, 2007.

•

In conjunction with the Acquisition, Gentry entered into a bought deal financing with a syndicate of underwriters under which 12,500,000 subscription receipts were issued at $4.00 each, and 3,750,000 common shares at $4.00 per common share, for gross proceeds of $65 million. The subscription receipts were converted into 12,500,000 common shares concurrently with the closing of the Acquisition.

Operational Highlights

•

Average daily production for the second quarter of 2007 decreased by 9% to
3,904 boe/d from 4,312 boe/d recorded in the comparative period of 2006. Average daily production for the first six months of 2007 was 3,759 boe/d, down 11% from 4,214 boe/d recorded in the corresponding period in 2006.

•

Production in the second quarter averaged 14,217 mcf/d for gas and 1,534 bbls/d for crude oil and liquids. Production for the first six months of the year averaged
13,646 mcf/d, while crude oil and natural gas liquids were 1,485 bbls/d.

•

The Company’s current production is approximately 5,100 boe/d, with an additional 1,200 to 1,500 boe/d behind-pipe from recent activity. This new production will be brought on stream over the next four months allowing Gentry to achieve an exit rate of 6,200 to 6,500 boe/d.

•

Of the 27 wells drilled since breakup, 10 have individually tested at rates greater than 500 boe/d on short-term tests.

•

Gentry achieved 100% success in its second quarter drilling program. Of the 14 wells drilled (12.8 net), eight were oil wells (7.4 net), three were cased for gas (2.4 net), and three (3.0 net) are cased wells awaiting completion. Seven of these 14 wells were classified as exploration wells.

•

Key first-year earning commitments for the Company’s Princess Exploration Block have been met and exceeded, allowing for the earning of 90 net sections of land by year end.

•

The Company’s acquisition in Central Alberta and the Peace River Arch at the end of May is performing very well and has added production, land, infrastructure and opportunities in areas that will be significant growth platforms for Gentry.

•

Successful drilling at Princess resulted in the capital commitment to construct a new 8,000 barrels of fluid per day (“bfpd”) oil emulsion and gas conservation battery.

•

Gentry’s oil production weighting will increase to 45% from 39% by year end as new oil discoveries, largely in the Princess area, are brought on stream.

	Three months ended June 30			Six months ended June 30
	2007	2006	% change	2007	2006	% change
Financial
Revenue	$17,118,096	$18,105,359	(5)	$32,841,629	$35,761,357	(8)
Funds flow from operations	6,901,850	9,481,076	(27)	13,342,359	18,484,860	(28)
per share – basic	0.15	0.25	(40)	0.32	0.48	(33)
per share – diluted	0.15	0.23	(35)	0.32	0.46	(30)
Net income (loss)	(410,794)	1,638,916	(125)	(256,427)	3,584,118	(107)
per share – basic	(0.01)	0.04	(125)	(0.01)	0.09	(111)
per share – diluted	(0.01)	0.04	(125)	(0.01)	0.09	(111)
Net capital expenditures	7,832,678	7,395,906	6	18,380,122	19,523,857	(6)
Corporate acquisition	73,595,312	–	n/a	73,595,312	–	n/a
Net debt	52,448,426	42,818,118	22	52,448,426	42,818,118	22
Shares outstanding, weighted average	44,753,220	38,614,716	16	41,831,527	38,643,703	8
Shares outstanding, diluted	44,753,220	40,373,082	11	41,831,527	40,389,853	4
Production
Oil & liquids (bbls/d)	1,534	1,289	19	1,485	1,303	14
Gas (mcf/d)	14,217	18,139	(22)	13,646	17,469	(22)
Oil equivalent (per boe)	3,904	4,312	(9)	3,759	4,214	(11)
Average Prices
Oil & liquids (per bbl)	$55.49	$67.68	(18)	$54.74	$59.51	(8)
Gas (per mcf)	7.24	6.16	18	7.34	6.87	7
Oil equivalent (per boe)	48.19	46.14	4	48.27	46.88	3
Operating Netbacks
Oil & liquids (per bbl)	$29.30	$48.27	(39)	$30.68	$38.54	(20)
Gas (per mcf)	3.70	3.27	13	3.52	3.83	(8)
Oil equivalent (per boe)	24.99	28.18	(11)	24.91	27.80	(10)

Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the second quarter Gentry Resources Ltd. closed its previously announced $74.25 million corporate acquisition, and conducted an aggressive and 100% successful drilling campaign, dominated by Pekisko oil drilling in the Company’s core area of Princess. While average production was down 11% from the first six months last year, that trend has been reversed with current production at approximately 5,100 boe/d, and an additional 1,200 to 1,500 boe/d behind-pipe from recent activity. When this new production is brought on over the next four months, Gentry will be on track to meet an exit rate of 6,200 to 6,500 boe/d.

Major acquisition

The Acquisition of properties in the Central Alberta and Peace River Arch areas of Alberta, which closed on May 31, added core growth areas that are familiar to Gentry’s resource staff. Based on that technical expertise, Gentry has already drilled or participated in four wells, three of which are oil wells (net 100 boe/d) and, at time of writing, one well has just completed drilling operations and has been cased as an oil well.

In other activity on these new lands, Gentry recently tied-in one well in the Spirit River area of the Arch (net 100 boe/d) and, in Central Alberta, has started construction to equip and tie-in a well in Gilby and is surveying the tie-in of a well in Mikwan. To complement drilling operations, Gentry has acquired additional lands in key operating areas at recent Crown land sales.

Operational Review

For the 10 weeks from the close of the extended spring breakup to the end of July 2007, Gentry has drilled and cased 27 wells (24.6 net), of which 24 wells (23.4 net) were drilled in the Princess area. Of these 24 Princess wells, 10 wells (10 net) have individually tested at rates greater than 500 boe/d. Oil wells were tested for approximately eight hours and gas wells were tested for up to 48 hours. Each of the
10 wells has confirmed virgin reservoir pressures. Five were drilled in Gentry’s Exploration Block and an additional two tested the northern extension of a gas discovery drilled by Gentry in the first quarter. The remaining three high-rate wells were drilled as pool extensions or outposts to existing trends in the lucrative Tilley to West Tide Lake corridor.

Although all of these wells have exhibited excellent production capability, the Company plans to produce the wells at production rates between 75 to 100 boe/d per well. Past experience has shown that, with its strong aquifer support, producing the Pekisko at rates greater than 150 boe/d could encourage premature water influx. Although premature water influx does not affect the ultimate recoverable reserves from the reservoir, it does tax the Company’s water disposal infrastructure.

Exploration Block drilling

Of the 10 high-rate wells, five were drilled in the Company’s Princess farm-in Exploration Block providing the production and reserve base to justify building a new oil battery at Alderson. This Exploration Block, where Gentry has recently made new oil pool discoveries, will see multi-well follow-up drilling immediately and in the first half of 2008.

New gas pool discovery

Twelve kilometers to the north of the newly discovered oil pools, two new high production rate wells tested the northern limit of a high deliverability, recently discovered gas pool which the Company estimates to be just under three square miles in size. Average pay for the wells drilled into the pool is 7.2 metres while the average porosity in this limestone reservoir is 17%.

Each of the wells producing from this gas pool will be choked back to approximately 600 mcf/d (600 mcf/d net) to minimize drawdown, which will also reduce the risk of water influx in this fractured limestone reservoir. This reduced production rate applies to the 10-12-19-12W4 well, discussed in Gentry’s March 26, 2007 press release, which was drilled into this pool in the first quarter and tested at rates in excess of 7 mmcf/d.

Wells coming on production

Aside from the 10 high-rate wells, 14 wells have been drilled at Princess since spring breakup; five are undergoing completion and nine wells are expected to be average Pekisko producers capable of 30 to 60 boe/d. All 24 of the wells drilled at Princess over the past 10 weeks are expected to be on production by the fourth quarter. Gentry is currently applying for 24 pipeline permits and the licensing of a new 8,000 bfpd battery. The time lag to production is largely due to the lengthy process for AEUB regulatory approval for facility and water disposal applications which has begun to negatively impact Gentry’s production in the Princess area. Currently, Gentry has at least
200 boe/d shut-in due to water disposal applications waiting for approval.

Second Quarter and Year-to-date Drilling

Despite the extended spring breakup, which limited drilling to 34 of the 91 days in the second quarter, Gentry drilled 14 wells (12.8 net) resulting in eight oil wells (7.4 net), three gas wells (2.4 net) and three wells cased and waiting on completion (3.0 net) for an overall success rate of 100%. The main focus was in the Princess area where the wells were evenly distributed between earning wells in the Exploration Block and wells drilled on Company lands. Seven of the 14 wells were classified as exploration wells.

For the first half of 2007, Gentry drilled 24 wells (22.3 net) resulting in 10 oil wells (9.4 net), five gas wells (4.4 net), seven wells cased and awaiting completion (6.5 net) and two abandoned wells (2.0 net). The Company also drilled one injection well (1.0 net) in the Bantry area for which it expects a full cost recovery. The Princess area was the main focus of drilling capturing 23 wells (21.9 net) with one (0.4 net) drilled in Central Alberta. Drilling success for the first half of the year was 92% (91.0% net).

During the second quarter, Gentry drilled a well offsetting its Nisku gas production in the northern portion of the large Princess block. The well was drilled for potential Nisku gas and encountered a tighter than expected reservoir that eventually produced water. The Company has downgraded gas production and reserves from this pool as a result of the poor test results. The Company anticipates additional work will be done on this Nisku pool at a later date when gas prices are expected to recover, and after all test results are analyzed and incorporated into the pool and well database.

Outlook

Farm-in lands being added

Gentry has been successful in executing its aggressive capital expenditure program for the development of the Princess area. The first of two key earning commitments for the Exploration Block, where the Company has the ability to earn 203 sections (203 net), has been largely met and exceeded in some areas. The first commitment required Gentry to drill 13 wells prior to August 31, 2007. To the end of July, Gentry had exceeded this commitment by drilling 14 earning wells in this large farm-in block.

The large Exploration Block was divided into roughly seven township blocks and the second key commitment requires at least one test well to be drilled in each block. The Company has two remaining blocks to drill, both of which are expected to be drilled by the end of October. At year end, Gentry will add at least another 90 sections (90 net sections or 57,600 net acres) of earned land to its land base.

New battery under construction; infill drilling

As a result of the highly successful Princess drilling program, the Company has begun construction of a previously announced battery which will add oil emulsion and gas conservation capacity in the Alderson area of Princess. This new facility will be situated well into the Exploration Block, approximately 15 kilometers south of existing facilities in the Tilley and West Tide Lake development areas. As with Tilley and West Tide Lake, the Company anticipates a capture area of approximately 50 square kilometers feeding into this new fluid handling and gas conservation facility which could handle 30 to 50 producing wells. Pipelines and satellites are being licensed and installed to tie-in the five high deliverability Exploration Block wells into this facility to handle the high volumes of oil emulsion and associated gas. Infill and step-out wells to these wells will be drilled within easy reach of this facility during the second half of the year. A major benefit of the Alderson facility will be lower production costs in this huge land block by limiting trucking costs, which have been the largest single operating cost item associated with the numerous single-well batteries the Company has been operating.

Other second-half 2007 activity

During the second half of the year, in addition to the continuing oil development focus in the Princess area, the Company anticipates drilling four to six wells on prospects in the recently acquired Central Alberta and Peace River Arch assets. Due to recent drilling success and upcoming land acquisition programs and industry competition, the Company will not be commenting on these areas until the fourth quarter.

Also in the second half, Gentry will initiate planning for large-scale holding applications in the Princess area to the AEUB. These holdings are a natural step to field optimization and will allow the Company to develop the Pekisko reservoirs at a well spacing that will maximize hydrocarbon recovery. To maximize individual pool recoveries the Company has initiated studies evaluating the benefits of water flooding the Pekisko reservoirs. Results from these studies are expected by the end of the third quarter.

With the focus on oil drilling, Gentry’s oil weighting is anticipated to increase by year end approaching 45%, up from the first half average of 39%.

Sale of Stratic Energy shares

At the end of July the Company sold five million shares of Stratic Energy Corporation (“Stratic”) realizing net proceeds of $5.20 million. Due to Gentry’s ongoing capital programs these shares were sold in order to maintain healthy debt levels. Gentry holds a remaining 5.68 million shares of Stratic.

New appointments

Gentry’s management is pleased to announce the appointment of Mr. Ken Wilson to the position of Vice President, Operations and Production. Mr. Wilson has been with the Company for approximately three years and replaces Mr. Rob Poole who has resigned his position to pursue other opportunities. The Company would like to thank Rob for his contribution to Gentry in his tenure as Vice President, Operations. Gentry would also like to welcome Mr. Jason Robinson as Area Geologist – Peace River Arch. Mr. Robinson is well acquainted with Gentry’s Peace River Arch assets through employment with the prior asset owner.

Production guidance on track

Early in the fourth quarter production is forecast to increase by 1,200 to1,500 boe/d based on drilling success in the first half of the year and current tie-in projects. Production of 550 boe/d will come from the new Alderson facility, 600 boe/d will come from infill and delineation wells in the Tilley/West Tide Lake production corridor and 200 boe/d is from well tie-ins and recompletions. Gentry anticipates average 2007 production to be 4,500 boe/d.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds flow from operations, funds flow from operations per share and operating netbacks.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures.  These supplemental measures are used by management to assess operating results between years and between peer companies as they provide an indication of the results generated by the Company’s principal business activities before the consideration of how these activities are financed or how the results are taxed.

Gentry determines funds flow from operations as net income prior to provisions for depletion, depreciation and accretion, stock-based compensation, future income taxes, and after asset retirement expenditures.  Funds flow from operations per share is calculated using the weighted average basic and diluted shares used in the calculation of net income per share.  Operating netbacks are calculated by deducting royalty and production expenses from production revenue.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to: exploration, development and production risks; insurance; prices, markets and marketing of crude oil and natural gas; substantial capital requirements; liquidity; competition; environmental risks; reserves replacement; reliance on operators and key employees; corporate matters; permits and licenses; additional funding requirements; aboriginal claims; issuance of debt; availability of drilling equipment, access restrictions and cost inflation; title defects; uncertainty of reserve information; Kyoto protocol; and government regulation and taxation.

This MD&A has been prepared as of August 10th 2007.

Revenue, Production and Pricing

Gross production revenue was $17.12 million in the second quarter of 2007, down 5% from $18.11 million recorded in the second quarter last year.  Higher oil and ngls volumes increased revenue by $1.51 million but this was more than offset by the lower gas volumes which caused a decline of $2.20 million.  The decrease in crude oil and ngls pricing caused revenue to decrease by $1.70 million, which could not quite offset the extra $1.40 million realized due to the higher gas prices.

For the six month period ended June 30, 2007, gross revenue was $32.84 million, down from the $35.76 million recorded in the comparative period.  An increase of $1.96 million due to higher oil and ngls volumes could not offset the $4.76 million lost due to lower gas volumes.  The decrease in crude oil and ngls pricing caused revenue to decrease by $1.28 million, exceeding the $1.16 million realized from higher gas prices.

	Three months ended June 30			Six months ended June 30
	2007	2006	% change	2007	2006	% change
Oil and Liquids
Revenue ($000s)	7,748	7,939	(2)	14,712	14,034	5
Volumes (bbls/d)	1,534	1,289	19	1,485	1,303	14
Pricing ($/bbl)	55.49	67.68	(18)	54.74	59.51	(8)
Natural Gas
Revenue ($000s)	9,370	10,166	(8)	18,130	21,727	(17)
Volumes (mcf/d)	14,217	18,139	(22)	13,646	17,469	(22)
Pricing ($/mcf)	7.24	6.16	18	7.34	6.87	7
Oil Equivalent
Revenue ($000s)	17,118	18,105	(5)	32,842	35,761	(8)
Volumes (boe/d)	3,904	4,312	(9)	3,759	4,214	(11)
Pricing ($/boe)	48.19	46.14	4	48.27	46.88	3

Royalties

Gentry’s royalty expenses, which were net of Alberta Royalty Tax Credit (“ARTC”) in 2006, decreased 6% to $3.92 million in the second quarter of 2007 from $4.18 million in the comparative period.  Expressed as a percentage of production, royalties were relatively consistent at 22.9% versus 23.1% a year ago.

For the six month period ended June 30, 2007, royalties were $7.62 million, down 6% from the $8.12 million recorded a year ago.  As a percentage of production, royalties were 23.2% in 2007 versus 22.7% in the first six months of 2006.

Production Expenses

In the second quarter of 2007, production expenses increased to $4.32 million from $2.87 million a year ago.  On a unit basis, costs increased to $12.17/boe versus $7.32/boe a year earlier.  The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs.  Also contributing to the rise in expenses were greater repair and maintenance costs, increased gas gathering and processing fees at third party facilities, and higher trucking and transportation costs as the Company took an opportunity to increase some of its crude oil netbacks.

For the first six months of 2007, production expenses were $8.28 million compared to $6.43 million a year earlier.  On a boe basis, costs were $12.17/boe in 2007 and $8.44/boe in 2006.  While unit measurement costs increased over the comparative period for similar reasons to those stated above, they have been consistent through the first two quarters of 2007 but are expected to decline in the later part of the year as additional volumes are tied in and new gathering and processing agreements are executed.

General and Administrative Expenses

Gentry’s general and administrative expenses increased to $1.20 million in the second quarter of 2007 from $848 thousand in the second quarter of 2006, with additional staffing and compensation costs accounting for one-third of this increase.  Increases in consulting and professional fees also contributed to overall rise in expenditures.  On a barrel of oil equivalent basis, general and administrative expenses were $3.36/boe versus $2.16/boe in the comparative quarter.  Going forward, while Gentry expects its gross administrative expenditures to increase, the per unit figures should fall as additional production volumes are added.

For the six month period ended June 30, 2007, general and administrative costs were $2.16 million versus $1.58 million a year ago.  On a unit measurement basis, this equates to $3.18/boe in 2007 and $2.07/boe in 2006.  Again, additional staffing and compensation costs were the largest contributing factor to this increase.

Interest Expense

Gentry’s interest expense was $758 thousand in the second quarter of 2007 versus $642 thousand in the second quarter of 2006.  An increase in interest rates and a higher utilization of the credit facility were the reasons behind the change.

For the first half of 2007, Gentry’s interest expense was $1.34 million versus $913 thousand in the comparative period.  As with the second quarter figures, an increase in interest rates and a higher utilization of the credit facility were the reasons behind the growth of this expense.

Stock-based Compensation

Gentry’s stock-based compensation expense for the second quarter of 2007 was $620 thousand.  Of this amount, $592 thousand related to the amortization and vesting of stock options and $28 thousand related to the Company’s Employee Share Ownership Plan (“ESOP”).  This compares to stock-based compensation of $490 thousand a year ago, $462 thousand of which related to stock options and $28 thousand to the ESOP.

For the six month period ended June 30, 2007, stock-based compensation expense was $971 thousand versus $649 thousand a year ago.  In June 2007, 1.20 million stock options were granted at an average price of $3.99, the cost of which will be amortized over the vesting period of the options.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the second quarter of this year decreased to $6.60 million from $7.19 million a year ago.  This amounts to $18.57/boe in 2007 versus $18.31/boe a year ago.  The addition of reserves in May 2007 from the corporate acquisition and a lower depletion rate contributed to the reduction in these costs.

For the six month periods, depletion, depreciation, and accretion charges were $12.33 million in 2007 and $12.75 million in 2006, or $18.12/boe and $16.71/boe respectively.

Income Taxes

Gentry’s current income tax expense for the second quarter of 2007 decreased to $21 thousand from $58 thousand in the comparative period of 2006.  Future taxes also fell, decreasing to $96 thousand from $194 thousand in the comparative period.

For the first half of 2007, current taxes were $76 thousand versus $175 thousand a year ago.  Future taxes were $329 thousand for the first six months of 2007 compared to $1.56 million in the first six months of 2006.  The reduced pre-tax profitability was the primary reason for the overall decrease in taxes.

Funds Flow from Operations and Net Income

Funds flow from operations for the second quarter of 2007 decreased to $6.90 million from $9.48 million in the comparative quarter.  This amounts to $0.15 per share ($0.15 diluted) in 2007 versus $0.25 per share ($0.23 diluted) during the second quarter of 2006.  Lower than anticipated volumes and an increase in production expenses contributed to the lower amounts in 2007.

For the first six months of 2007, funds flow from operations was $13.34 million compared to $18.48 million for the first six months of 2006.  This amounts to $0.32 per share ($0.32 diluted) in 2007 and $0.48 per share ($0.46 diluted) in 2006.  The 2007 figures were impacted by the lower volumes and higher expenses.

The Company recorded a net loss of $411 thousand in the second quarter of 2007 versus net income of $1.64 million in the second quarter of 2006.  This loss amounts to $0.01 per share ($0.01 diluted) in 2007 versus a gain of $0.04 per share ($0.04 diluted) in 2006.  The decline in fund flows from operations was the primary cause of the net loss.

For the first six months of 2007, Gentry recorded a net loss of $256 thousand compared to a gain of $3.58 million for the first six months of 2006.  As with the second quarter figures, the decline in fund flows from operations was the primary cause of the net loss and this was only partially offset by the reduction in future taxes.

Operating Netbacks

	Three months ended June 30		Six months ended June 30
($/boe)	2007	2006	2007	2006
Selling price	48.19	46.14	48.27	46.88
Royalties (net of ARTC)	(11.03)	(10.64)	(11.19)	(10.64)
Operating cost	(12.17)	(7.32)	(12.17)	(8.44)
Operating netback	24.99	28.18	24.91	27.80

Capital Expenditures and Corporate Acquisition

Capital expenditures were $81.43 million in the most recently completed quarter versus $7.40 million incurred in the comparative three-month period.  The 2007 figure includes $73.60 million for the purchase of 1317010 Alberta Ltd. (“1317010”) which closed May 31, 2007 with an effective date of April 1, 2007 (the “Acquisition”).  The Acquisition brought Gentry certain oil and gas assets in Central Alberta and the Peace River Arch of northern Alberta which produce approximately 1,600 boe/d.

	Three months ended June 30		Six months ended June 30
($000s)	2007	2006	2007	2006
Drilling and completions	4,378	2,228	9,527	7,528
Facilities and equipping	2,591	1,672	6,713	5,276
Land and seismic	327	3,185	1,134	5,918
Asset acquisitions, net	73	–	73	–
Corporate acquisition	73,595	–	73,595	–
Capitalized expenses	444	306	882	765
Other	20	5	51	37
	81,428	7,396	91,975	19,524

Liquidity and Capital Resources

Consideration for the Acquisition, as described above, was $74.25 million, subject to normal closing adjustments, and was financed through a subscription receipts offering, as well as increased credit facilities.

As part of the financing, Gentry issued 3,750,000 shares at $4.00 per share and 12,500,000 subscription receipts at $4.00 per receipt.  The subscription receipts were converted into 12,500,000 common shares on May 31, 2007 concurrently with the closing of the Acquisition.  At the same time, the Company increased its credit facility from $50 million to $72.50 million to capture some additional lending value associated with the newly acquired assets.

Gentry began the second quarter of 2007 with 38,858,091 common shares outstanding.  During the second quarter, Gentry issued 85,000 common shares pursuant to the exercise of stock options ($2.17 per share), 14,268 shares pursuant to the ESOP ($3.89 per share) and 16,250,000 common shares pursuant to the aforementioned equity financing ($4.00 per share).  As a result, Gentry ended the quarter with 55,207,359 common shares issued and outstanding.

As of the date of this MD&A, 55,233,208 common shares are outstanding.  A further 4,085,000 shares are reserved for issuance pursuant to outstanding stock option agreements (at an average exercise price of $3.48 per share).

Gentry’s net debt (current liabilities in excess of current assets) was $52.45 million at June 30, 2007 and the credit facility currently stands at $72.50 million.

In the first quarter of 2007, the Company reclassified its Investments to short-term investments as it contemplated the disposition of these assets.  Subsequent to the end of the second quarter, Gentry sold five million of its 10.68 million shares in Stratic Energy Corporation for net proceeds of $5.20 million.  Gentry continues to monitor this investment in light of its own ongoing exploration funding requirements.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

		2007			2006			2005
Three months ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Production
bbls/d	1,534	1,435	1,447	1,538	1,289	1,317	1,486	1,291
mcf/d	14,217	13,069	17,331	14,388	18,139	16,792	14,189	11,177
boe/d	3,904	3,613	4,335	3,936	4,312	4,116	3,851	3,154
Financial ($000s except per share amounts)
Production revenue	$17,118	$15,724	$17,924	$16,147	$18,105	$17,656	$22,165	$17,685
Funds flow from operations	6,902	6,441	4,875	7,085	9,481	9,004	12,652	10,071
per share - basic	0.15	0.17	0.13	0.18	0.25	0.23	0.33	0.26
per share - diluted	0.15	0.16	0.12	0.18	0.23	0.22	0.31	0.25
Net income (loss)	(411)	154	(931)	104	1,639	1,945	2,737	4,336
per share - basic	(0.01)	–	(0.02)	–	0.04	0.05	0.07	0.11
per share - diluted	(0.01)	–	(0.02)	–	0.04	0.05	0.07	0.11

While production increases are typically stronger in the first and fourth quarters as wells drilled in previous quarters are tied in or begin to produce to single well batteries, production in the first quarter of 2007 was adversely affected by operational issues including line freezing, higher than average declines with a significant producing well and third party gas plant capacity issues.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  The impact of these issues on second quarter 2007 volumes was somewhat mitigated by June volumes accruing to Gentry as a result of the Acquisition.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia.

Generally speaking, production revenue and funds flow from operations are largely a function of production volumes and commodity prices.  In the last half of 2005, Gentry’s average sales price was $60.95/boe in the third quarter and $62.56/boe in the fourth quarter.  In 2006, although both crude oil and gas prices were quite volatile, most of the change in production revenue was volume based, as Gentry’s average sales price of $45.83/boe did not vary by more than $2/boe in any one quarter.  Funds flow from operations was lower than expected in the fourth quarter of 2006 due to increased production expenses and additional royalties recorded in the period.

In the fourth quarter of 2005, net income dropped relative to prior quarters due to increased depletion charges and higher future income taxes.  The depletion charges increased as a result of a larger capital asset base and a higher depletion rate, while future income taxes went up as Gentry utilized a greater proportion of its tax pools to reduce its taxable income and current taxes.  In the fourth quarter of 2006, the net loss was largely attributable to reduced funds flow from operations, while the biggest contributor to the recording of the net loss in the second quarter of 2007 versus a small net income in the first quarter of 2007 was the increased depletion charges, in part associated with the Acquisition.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

-

Section 1530, Comprehensive Income;

-

Section 3855, Financial Instruments – Recognition and Measurement; and

-

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and as such the comparative financial statements have not been restated.  Note 2 to the Company’s unaudited interim consolidated financial statements for the three months ended June 30, 2007 further describes these new policies.

The adoption of these standards had the effect of increasing the January 1, 2007 Accumulated Other Comprehensive Income balance to $10.76 million from

$nil, and the recording of $718 thousand and $1.62 million as losses to Comprehensive Income and Accumulated Other Comprehensive Income during the three and six month periods ended June 30, 2007 respectively.  These changes are required as a result of the Company classifying its short-term investments as available-for-sale and recognizing the gains and losses from the changes in fair value of those investments. Gentry determines the fair value of its short-term investments by multiplying the bid price per share of those investments by the number of shares it holds.  The largest risk associated with these short-term investments is fluctuations in share price, as they impact fair value and cause volatility in the value of the asset and Comprehensive Income until such time as the Company elects to dispose of those shares.  Gentry monitors its short-term investments on a regular basis and, subsequent to June 30, 2007, has sold approximately 50% of its investments.

Also effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes.  Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

In conjunction with the Acquisition, the Company recorded an amount for Goodwill.  Goodwill represents the excess of the purchase price of the business combination acquired over the fair value of the assets acquired at the date of acquisition.  Goodwill is not amortized but is subject to an annual impairment review or more frequent if circumstances exist that might indicate the value is impaired.  Should the carrying value exceed the fair value of Goodwill, the carrying value will be written down to the fair value.

On June 1, 2007, the Company amalgamated with its wholly-owned subsidiaries, 1317010 and Gentry Resources (West Africa) Inc.  The consolidated financial statements include the amounts of these subsidiaries up until their amalgamation.

Disclosure and Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision a process of disclosure and internal controls over financial reporting.  The process was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  There were no changes in the Company’s disclosure and internal controls over financial reporting during the three and six months ended June 30, 2007 that materially affected, or is reasonably likely to affect, the Company’s disclosure and internal controls over financial reporting.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

CONSOLIDATED BALANCE SHEETS

	June 30, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS
Current
Cash and cash equivalents	$ 6,307	$ 18,406
Accounts receivable	15,966,667	11,992,126
Prepaid expenses	940,500	580,361
Short-term investments	11,970,700	–
	28,884,174	12,590,893
Investments	–	1,809,583
Property and equipment (note 4)	210,595,521	127,425,551
Goodwill (note 3)	5,706,628	–
	$ 245,186,323	$ 141,826,027
LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 21,452,260	$ 18,858,031
Income taxes payable	100,340	294,859
Bank debt (note 5)	59,780,000	40,750,000
	81,332,600	59,902,890
Asset retirement obligations (note 6)	9,626,541	5,104,300
Future income taxes	17,882,456	12,393,282
	108,841,597	77,400,472
Share capital (note 7)	106,032,677	43,515,360
Contributed surplus (note 7)	3,146,177	2,335,783
Accumulated other comprehensive income	9,147,155	–
Retained earnings	18,018,717	18,574,412
	136,344,726	64,425,555
	$ 245,186,323	$ 141,826,027

Please refer to the accompanying notes.

Approved by the Board:

Director: (signed) “A. Bruce Macdonald”

Director: (signed) “Dean Prodan”

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Revenue
Production	$17,118,096	$ 18,105,359	$ 32,841,629	$ 35,761,357
Less: royalties, net of ARTC	(3,918,386)	(4,176,356)	(7,615,405)	(8,117,065)
	13,199,710	13,929,003	25,226,224	27,644,292
Expenses
Depletion, depreciation & accretion	6,597,636	7,185,508	12,326,495	12,746,191
Production	4,322,448	2,873,670	8,279,688	6,434,748
General & administrative	1,195,271	847,526	2,160,903	1,582,023
Interest	758,389	642,323	1,339,773	912,896
Stock-based compensation (note 7)	619,775	489,589	971,382	648,737
	13,493,519	12,038,616	25,078,241	22,324,595
Income (loss) before income taxes	(293,809)	1,890,387	147,983	5,319,697
Income taxes
Current	20,975	57,647	75,631	175,336
Future	96,010	193,824	328,779	1,560,243
	116,985	251,471	404,410	1,735,579
Net income (loss)	(410,794)	1,638,916	(256,427)	3,584,118
Retained earnings, start of period	18,429,511	19,068,553	18,574,412	18,333,893
Less: excess of cost of shares acquired over stated value	–	(1,024,104)	(299,268)	(2,234,646)
Retained earnings, end of period	$18,018,717	$ 19,683,365	$ 18,018,717	$ 19,683,365
Net income (loss) per share (note 7)
Basic	$ (0.01)	$ 0.04	$ (0.01)	$ 0.09
Diluted	$ (0.01)	$ 0.04	$ (0.01)	$ 0.09

Please refer to accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND

ACCUMULATED OTHER COMPREHENSIVE INCOME
(unaudited)

Three months ended June 30			Six months ended June 30
2007		2006	2007	2006
COMPREHENSIVE INCOME
Net income (loss)	$ (410,794)	$ 1,638,916	$ (256,427)	$ 3,584,118
Other comprehensive income (loss) Change in unrealized losses on available-for-sale assets, net of tax of $137,363 (six months ended June 30, 2007 - $309,137)	(717,944)	–	(1,615,754)	–
Comprehensive income (loss)	$ (1,128,738)	$ 1,638,916	$ (1,872,181)	$ 3,584,118

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, start of period	$ 9,865,099	$ –	$ –	$ –
Change in accounting policy (note 2)	–	–	10,762,909	–
Change in unrealized losses on available-for-sale assets, net of tax of $137,363 (six months ended June 30, 2007 - $309,137)	(717,944)	–	(1,615,754)	–
Accumulated other comprehensive income, end of period	$ 9,147,155	$ –	$ 9,147,155	$ –

Please refer to the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Operating activities
Net income (loss)	$ (410,794)	$ 1,638,916	$ (256,427)	$ 3,584,118
Adjustments for:
Depletion, depreciation & accretion	6,597,636	7,185,508	12,326,495	12,746,191
Stock-based compensation (note 7)	619,775	489,589	971,382	648,737
Future income taxes	96,010	193,824	328,779	1,560,243
Asset retirement expenditures	(777)	(26,761)	(27,870)	(54,429)
	6,901,850	9,481,076	13,342,359	18,484,860
Changes in non-cash working capital items	(2,666,703)	(6,580,222)	(5,772,972)	1,934,344
	4,235,147	2,900,854	7,569,387	20,419,204
Investing activities
Capital expenditures	(7,832,678)	(7,395,906)	(18,380,122)	(19,523,857)
Corporate acquisition (note 3)	(73,595,312)	–	(73,595,312)	–
Acquisition of investments	–	(102,125)	–	(102,125)
Changes in non-cash working capital items	932,217	(1,175,022)	4,647,148	(3,098,282)
	(80,495,719)	(8,673,053)	(87,328,286)	(22,724,264)
Financing activities
Proceeds from bank debt, net	15,380,000	6,839,119	19,030,000	4,690,000
Redemption of share capital	–	(1,318,069)	(406,615)	(2,820,255)
Proceeds on issuance of share capital, net	60,875,598	265,384	61,119,377	317,688
Changes in non-cash working capital items	(1,608)	(17,966)	4,038	122,352
	76,253,990	5,768,468	79,746,800	2,309,785
Increase (decrease) in cash	(6,582)	(3,731)	(12,099)	4,725
Cash and cash equivalents, start of period	12,889	21,546	18,406	13,090
Cash and cash equivalents, end of period	$ 6,307	$ 17,815	$ 6,307	$ 17,815
Supplemental cash flows disclosure:
Interest paid	$ 758,389	$ 642,323	$ 1,339,773	$ 912,896
Income taxes paid	$ 272,505	$ 78,926	$ 272,505	$ 292,998

Please refer to the accompanying notes.

NOTES TO THE JUNE 30, 2007 INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.  Accounting Policies

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada, which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2006, except as disclosed in Note 2.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2006.

2.  Changes in Accounting Policies

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

-

Section 1530, Comprehensive Income;

-

Section 3855, Financial Instruments – Recognition and Measurement; and

-

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and comparative financial statements have not been restated.

Comprehensive Income

Section 1530 establishes standards for the reporting and presenting of comprehensive income and other comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value.  Subsequent measurement and changes in fair value will depend on their initial classification. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case, changes in fair value are recorded in other comprehensive income to the extent the hedge is effective, and in earnings to the extent it is ineffective.

The Company has not identified any material embedded derivatives in any of its financial instruments.  The Company has elected to account for its commodity sales contracts and other non-financial contracts, held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements on an accrual basis.

Hedge Accounting

Section 3865 established standards for when and how hedge accounting may be applied.  Hedge accounting continues to be optional and the Company does not currently apply hedge accounting.

Effect of Changes in Accounting Policies

As a result of adopting these new standards, on January 1, 2007, the Company classified its short-term investments as available-for-sale financial assets and as a result, short-term investments were increased by $12,086,008, future income taxes liability was increased by $1,323,099 and accumulated other comprehensive income was increased by $10,762,909.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

Goodwill

Goodwill represents the excess of the purchase price of the business combination acquired over the fair value of the net assets acquired at the date of acquisition.

Goodwill is not amortized but is subject to an annual impairment review or more frequent if circumstances exist that might indicate the value is impaired.  Should the carrying value exceed the fair value of Goodwill, the carrying value will be written down to the fair value.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries until June 1, 2007, at which time the subsidiaries were amalgamated with the Company.

Future Accounting Pronouncements

As of January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

As of January 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures” which will require additional disclosures of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

3.  Business Combination

On April 30, 2007, the Company entered into a Share Purchase and Sale Agreement to acquire all of the issued and outstanding shares of 1317010 Alberta Ltd. (“1317010”) for total cash consideration of $73,595,312, including costs of $942,807 (the “Acquisition”). The Acquisition had an effective date of April 1, 2007 and closed May 31, 2007, with the closing being subject to customary industry conditions.  The earnings of 1317010 have been included in these financial statements commencing June 1, 2007.

The costs of the acquisition were allocated as follows:

Petroleum and natural gas properties	$ 76,934,709
Goodwill	5,706,628
Working capital	813,182
Asset retirement obligations	(4,368,476)
Future income taxes	(5,490,731)
$ 73,595,312

At the date of preparation of these financial statements, the final statement of adjustments for the Acquisition has not been received and the above amounts are subject to revision at the time the final statement is received.

No amount of the Goodwill is expected to be deductible for income tax purposes.

4.  Property and Equipment

	June 30, 2007 (unaudited)	December 31, 2006 (audited)
Petroleum and natural gas properties including exploration and development thereon	$ 220,181,929	$ 149,592,699
Production equipment and facilities	78,903,309	54,190,215
Other	1,024,602	973,488
	300,109,840	204,756,402
Accumulated depletion and depreciation	(89,514,319)	(77,330,851)
	$ 210,595,521	$ 127,425,551

As at June 30, 2007, costs of unproved petroleum and natural gas properties amounting to $21,894,130 (December 31, 2006 - $22,054,459) have been excluded from the depletion calculation.  During the six months ended June 30, 2007, the Company capitalized $881,772 (2006 - $764,496) in general and administrative expenses.

5.  Bank Debt

The Company has an uncommitted demand revolving credit facility to a maximum of $72.5 million.  The facility is available to the Company by way of prime rate based loans, bankers’ acceptances and letters of credit.  Interest is payable monthly.  Effective January 1, 2008, the interest rate will be determined quarterly on a grid system based upon the Company’s debt to cash flow ratio.  Currently the interest rate is at the bank’s prime lending rate plus 0.125%.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility may be reviewed periodically by the bank, with the next review being scheduled on or before May 31, 2008.

6.  Asset Retirement Obligations

The following table summarizes changes in the asset retirement obligations:

	June 30, 2007 (unaudited)	December 31, 2006 (audited)
Asset retirement obligations, start of period	$ 5,104,300	$ 3,473,144
Liabilities related to business combination (note 3)	4,368,476	–
Liabilities incurred	38,607	1,684,394
Liabilities settled	(27,870)	(126,137)
Accretion expense	143,028	204,337
Liabilities disposed	–	(131,438)
Asset retirement obligations, end of period	$ 9,626,541	$ 5,104,300

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $17,817,951 (December 31, 2006 - $9,809,550). These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2006 - 11 years). The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 6.00%. As at June 30, 2007, no funds have been set aside to settle these obligations.

7.  Share Capital

Authorized

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares. No preferred shares have been issued.

Issued

Common Shares	Number of Shares	Stated Value
Balance – December 31, 2006	38,811,130	$ 43,515,360
Shares issued for cash	16,250,000	65,000,000
Share issuance costs, net of tax of $1,344,298	–	(2,992,147)
Stock options exercised for cash	214,400	400,751
Transferred from contributed surplus on options exercised	–	105,915

Employee share ownership plan	27,329	110,145
Normal course issuer bid purchases	(95,500)	(107,347)
Balance – June 30, 2007	55,207,359	$ 106,032,677

On April 30, 2007, Gentry entered into a bought deal equity issue of 12,500,000 subscription receipts of Gentry at a price of $4.00 per subscription receipt and 3,750,000 common shares for aggregate proceeds of $65 million.  Each subscription receipt was converted into one common share without further payment or action on the part of the holder concurrently with the closing of the Acquisition (note 3).  Transaction costs were estimated to be $4.34 million with an associated future tax effect of $1.34 million.

Stock Options

	Number of Options	Weighted Avg. Exercise Price
Balance – December 31, 2006	3,226,900	$ 3.24
Granted	1,277,500	4.02
Exercised	(214,400)	1.87
Cancelled	(65,000)	5.74
Balance – June 30, 2007	4,225,000	$ 3.51
Exercisable – June 30, 2007	2,125,832	$ 2.43

Stock-based Compensation Expense

The fair value of stock options granted during 2007 was estimated on the dates of grant using the BlackScholes option pricing model with the following assumptions:

-

Risk free interest rate of 4.02% to 4.73%

-

Expected life of options of 4.0 years

-

Expected volatility of 71.34% to 72.29%

-

Expected dividend rate of 0%

-

Weighted average fair value per option granted of $2.12

Compensation costs of $592,031 for the three months ended June 30, 2007 (2006 - $461,624) and $916,309 for the six months ended June 30, 2007 (2006 - $596,768) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

Contributed Surplus

Amount
Balance – December 31, 2006	$ 2,335,783
Stock-based compensation expense	916,309
Transferred to share capital on options exercised	(105,915)
Balance – June 30, 2007	$ 3,146,177

Net Income Per Share

The following table reconciles the denominators used for the basic and diluted net income per share calculations:

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Basic weighted average shares	44,753,220	38,614,716	41,831,527	38,643,703
Effect of dilutive stock options	–	1,758,366	–	1,746,150
Dilutive weighted average shares	44,753,220	40,373,082	41,831,527	40,389,853

The calculation of diluted net income per share for the three and six months ended June 30, 2007 does not include any outstanding stock options (2006 – 1,055,000) as the inclusion of these options would have been anti-dilutive.

8.  Subsequent Event

On July 5, 2007, the Company sold 5,000,000 shares of Stratic Energy Corporation for net proceeds of $5.20 million.

CORPORATE INFORMATION

Directors

Hugh G. Ross

President and Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Michael Halvorson

President, Halcorp Capital Ltd.
Edmonton, Alberta

A. Bruce Macdonald

Chairman, Jayhawk Resources Ltd.
Calgary, Alberta

Walter O’Donoghue

Independent Director
Calgary, Alberta

Dean G. Prodan

President, UTA Asset Management Corporation
Calgary, Alberta

Robert R. Rooney

Independent Director
Calgary, Alberta

Officers

Hugh G. Ross

President and Chief Executive Officer

Ketan Panchmatia

VP Finance and Chief Financial Officer

R. Gordon McKay

Chief Operating Officer

Ken Wilson

Vice President, Operations & Production

Harley Kempthorne

Vice President, Engineering

Greg Groten

Vice President, Exploration

Lawrence B. Buzan

Vice President, Land & Negotiations

Head Office

2500, 101 – 6th Avenue S.W.

Calgary, Alberta, Canada T2P 3P4

Telephone: (403) 264-6161

Facsimile: (403) 266-3069

Website: www.gentryresources.com

Email: gentry@gentryresources.com

Auditors

Collins Barrow Calgary LLP

Chartered Accountants, Calgary, Alberta

Bankers

National Bank of Canada

Energy Group, Calgary, Alberta

Solicitors

Blake Cassels & Graydon, LLP

Calgary, Alberta; Toronto, Ontario

Engineers

Sproule Associates Limited

Calgary, Alberta

Registrar and Transfer Agent

Computershare Trust Company of Canada

Calgary, Alberta; Toronto, Ontario

Stock Exchange

The Toronto Stock Exchange

Trading Symbol: GNY

Investor Relations

Roger Fullerton

Manager, Investor Relations

Telephone: (952) 929-7243

Email: roger@gentryresources.com